Exhibit 99.1

MAMMA.COM INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES
Date: May 12, 2005

        This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Mamma.com Inc. (hereinafter referred to as the “Corporation” or “Mamma”) to be used at the Annual and General Meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Inter-Continental Hotel, Banquet Hall Saint-Jacques, 360 St. Antoine Street West, 3rd Floor, Montreal, Quebec, Canada H2Y 3X4, on June 28, 2005, at 11:00 am (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the Notice of Meeting which accompanies this Circular. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited by the directors or officers of the Corporation at nominal cost. The cost of solicitation by or on behalf of management will be borne by the Corporation. Except as otherwise indicated, all information set forth in the Circular is as at May 12, 2005. In order to conform to the Corporation’s financial statements, unless otherwise specifically noted, all amounts expressed in this Circular are in U.S. dollars.

APPOINTMENT OF PROXIES

        A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to complete and return the form of proxy in the envelope provided. The proxy must be executed by the shareholder or the attorney of such shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Corporation at 388 St. Jacques Street, West, 9th Floor, Montreal, Quebec H2Y 1S1, no later than the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

        The persons designated in the enclosed form of proxy are directors or senior officers of the Corporation. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the form of proxy to the Chair of the Meeting prior to the holding of the Meeting. The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for. If the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

        Non-Registered Shareholders of Securities

        Only registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most shareholders are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

    (a)        be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Corporation as provided above; or

    (b)        more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

        In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxyholders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

        A shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. A shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Corporation at the registered office of the Corporation, 388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only registered shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

        Unless otherwise specified, proxies in the accompanying form will be voted in favour of:

1.	the election of the nominees, hereinafter set forth, as directors of the Corporation; and

2.	the appointment of RSM Richter LLP, chartered accountants, as auditors of the Corporation.

        The form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly come before the Meeting.

        At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters, which are not known to the management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

QUORUM AND VOTING

        Two holders of common shares entitled to vote at a meeting of shareholders present in person or represented by proxy constitutes quorum at the Meeting. Voting at the Meeting will be by a show of hands unless a poll is requested or required. Unless otherwise indicated herein, in order to approve a resolution proposed at the Meeting, a majority of greater than 50% of the votes cast will be required.

INTEREST OF CERTAIN PERSONS OR CORPORATIONS IN MATTERS TO BE ACTED UPON

        No person who has been a director or officer of the Corporation since the beginning of the last financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting except as disclosed herein.

RECORD DATE

        The Corporation has fixed the close of business on May 27, 2005 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of her or his common shares. In such case, a transferee of those common shares may produce properly endorsed share certificates, or otherwise establish that she or he owns the common shares and provided that she or he has demanded no later than 10 days before the Meeting that the Corporation recognize the transferee as the person entitled to vote the transferred common shares, such transferee will be entitled to vote his or her common shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        As at May 12, 2005, the Corporation had 12,263,029 common shares issued and outstanding. Each common share entitles the holder thereof to cast one vote at the Meeting.

        To the knowledge of management, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attaching to any class of voting securities of the Corporation.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.	Election of Directors

        In accordance with the articles of the Corporation, the Corporation’s board of directors (the “Board”) is comprised of between three and ten directors. The number of directors on the Board to be elected is five. It is intended that each person whose name appears below will be nominated at the Meeting for election as a director of the Corporation to serve until the next meeting of shareholders or until a successor is elected or appointed.

        In the event that prior to the Meeting any vacancies occur in the slate of nominees appearing below, it is intended that discretionary authority shall be granted to vote proxies solicited by or on behalf of management for the election of any person or persons as directors.

        The following table and the notes thereto state the names of all persons proposed to be nominated by management for election as directors, their principal occupations and the number of shares of the Corporation beneficially owned, directly or indirectly, by each of them as at May 12, 2005.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS*

Name and Municipality of Residence	Director Since	Present Principal Occupation or Employment and, if applicable, Principal Occupation or Employment within Five Preceding Years	Number of Shares of the Corporation Beneficially Owned Directly or Indirectly

Claude E. Forget **, *** Quebec, Canada	October 11, 1999	Consultant Formerly CEO, Intasys Billing Technologies	30,000

David Goldman *** Ontario, Canada	May 24, 2001	Executive Chairman, Mamma.com Inc. Formerly Executive V-P and COO, Noranda, Inc. and President and CEO, Noranda Metallurgy Inc.	75,000

Irwin Kramer **, *** Quebec, Canada	May 24, 2001	CEO, iCongo, Inc. Formerly Chairman and CEO of Richter Systems	2,000

Guy Fauré Quebec, Canada	May 23, 2002	President and CEO, Mamma.com Inc. Formerly Management Consultant, V-P Operations Quebecor Multimedia, General Manager, Internet Services, Le Groupe Videotron Ltd.	3,500

Dr. David Schwartz **, *** Ramat Gan, Israel	May 23, 2002	Associate Professor, Bar Ilan University Faculty of Social Sciences School of Business Administration	7,000

*	The information with respect to occupation, employment and shares beneficially owned, controlled or directed by the nominees for election as directors above-named is in each instance based upon information furnished by the person concerned.

**	Member of the Audit and Finance Committee

***	Member of the Nominating, Human Resources and Governance Committee

        If for any reason any such nominee should not be available for election, such proxy will be voted in favour of the remaining nominees and may be voted for a substitute nominee in place of those persons who are not candidates. Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any such nominees.

2.	Appointment of Auditor

        Effective February 15, 2005, PricewaterhouseCoopers LLP terminated its role as auditor of the Corporation. Enclosed as Appendix “A” is the reporting package of the Corporation regarding this change of auditor, which includes the change of auditor notice filed pursuant to Section 4.11 of National Instrument 51-102, and responses from both PricewaterhouseCoopers LLP and RSM Richter LLP.

        The Audit Committee of the Board of Directors proposes that RSM Richter LLP Chartered Accountants, be appointed as the independent auditor of the Corporation until the close of the next annual meeting of shareholders and that the Audit Committee be authorized to fix the remuneration and oversee the work of the auditor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The directors of the Corporation strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Corporation:

        On August 1, 2002 the Board of Directors approved and adopted a document entitled “Responsibilities of the Board of Directors and its Audit and Finance Committee and its Nominating, Human Resource and Governance Committee” which set forth the responsibilities for the Board and these two committees. This document was revised and approved by the Board of Directors on May 10, 2004. It was prepared in response to certain corporate governance concerns. This document included the Corporation’s insider trading policy and code of ethics.

1.	Composition of the Board of Directors

        Fifty percent of the directors of the Corporation are “unrelated” directors. An unrelated director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than relationships arising from the holding of shares.

        The directors consider the following nominees to be unrelated to the Corporation: Claude E. Forget, Irwin Kramer and Dr. David Schwartz.

2.	Committees of Directors

        As at the date hereof, the members of the Audit and Finance Committee are Irwin Kramer, David Schwartz and Claude Forget. On May 10, 2004, the Board approved a new statement of the responsibilities of the Audit and Finance Committee of the Corporation. These responsibilities provide that the Audit and Finance Committee shall assist the Board in fulfilling its responsibilities relating to corporate accounting and reporting practices of the Corporation and in the quality and integrity of financial reports of the Corporation. The Audit and Finance Committee meets with the financial officers of the Corporation and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. The auditors of the Corporation are entitled to notice of and to attend all meetings of the Audit and Finance Committee. In 2004, the Audit and Finance Committee met 9 times.

        The Corporation maintains a Nominating, Human Resource and Governance Committee, which is responsible for overseeing and making recommendations to the Board on the following matters:

(i)	the search for and compensation of all senior executives and management of the Corporation and its subsidiaries, including periodic review of same;

(ii)	the Corporation’s management structure and succession plans;

(iii)	the incentive plans for employees of the Corporation and its subsidiaries;

(iv)	the Corporation’s Stock Option Plan and the granting of stock options thereunder;

(v)	the recommendation of new candidates as potential directors of the Corporation and the assessment of the performance of current directors and committees; and

(vi)	the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

COMPOSITION OF THE COMPENSATION COMMITTEE

        During the most recently completed year and as of the date hereof, the members of the Nominating, Human Resource and Governance Committee are David Goldman, Claude Forget, Irwin Kramer and David Schwartz. David Goldman is Executive Chairman of the Corporation. Claude Forget was formerly Chief Executive Officer of Intasys Billing Technologies, a subsidiary of the Corporation, which was subsequently sold.

REPORT ON EXECUTIVE COMPENSATION

        As part of its ongoing dedication to creating shareholder value and approving corporate success, the Nominating, Human Resource and Governance Committee establishes executive compensation in order to attract, retain and motivate key executives and to reward significant performance achievements.

        Consistent with the Corporation’s objectives, and in order to further align shareholder and executive interests, the Nominating, Human Resource and Governance Committee places emphasis on bonuses based on performance and granting of stock options in establishing executive compensation.

        Consequently, the standard executive compensation package of the Corporation is composed of three major components: (i) base salary and benefits, (ii) short-term incentive compensation and (iii) long-term incentive compensation.

i)	Salary and Benefits

        Salary and benefits policies of the Corporation are determined by looking at similar corporations in the internet and telecommunications sectors and are kept at the mid range in the industry, taking into account the economic trends, the Corporation’s profitability and return on its investments.

ii)	Short Term Incentive Compensation

        The Corporation provides cash bonuses to those individuals of senior management of the Corporation and its subsidiaries whose responsibilities and attainment of personal objectives exceed expectations, based on operating results, budget expectations and financial performance. The amount of these payments must be approved by the Nominating, Human Resource and Governance Committee and are based on parameters established at the beginning of each year.

        In the case of Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibility of the individual. When such objectives are exceeded bonuses are higher, when objectives are not met the incentive bonuses are lower or nil depending on the circumstances.

        For the year ended December 31, 2004, the bonus amounts for each Named Executive Officer were as follows: the Executive Chairman received no bonus; the President and CEO of the Corporation received 88% of his base salary and the Executive Vice President and Chief Financial Officer of the Corporation received 52% of his base salary.

iii)	Retention Compensation

        In view of the current circumstances in which the Company finds itself, in April 2005, the board resolved that Guy Fauré, Daniel Bertrand, Patrick Hopf, Patrick Gagné, and Joel Lamantia will receive a lump sum payment (the “Award”) equivalent to 70% of their base annual salary at the end of the retention period. The end of the retention period will be the date of the 2006 Annual General Meeting (but not later than June 30, 2006). Awards are forfeited if the executive leaves voluntarily before the end of the retention period, or if terminated for cause.

iv)	Long Term Incentive Compensation

        The long term incentive component consists of the stock option plan of the Corporation which provides for the issuance of options to executive officers and other employees, directors or consultants to purchase common shares of the Corporation. The stock option plan of the Corporation is described on page 16 of this circular.

        The Nominating, Human Resource and Governance Committee determines the executives, employees and directors eligible for the granting of options pursuant to the stock option plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted may not be less than the market price of the Corporation’s common shares as traded on the NASDAQ in U.S. dollars determined as of the date the options are granted. The number of options granted annually to recipients is determined on a discretionary basis.

        The Nominating, Human Resource and Governance Committee may at its discretion, determine when the options granted under the stock option plan may be exercised or vested, provided that the term of such options can not exceed ten (10) years.

        Unless otherwise stipulated by the terms of a stock option grant, which terms are approved by the Nominating, Human Resource and Governance Committee, options granted pursuant to the stock option plan will lapse thirty (30) days after the holders ceases to be employed by the Corporation. In the event of death, any vested option of the holder lapses three (3) months after his or her death. In the event that the holder’s employment terminates due to disability, the holder may exercise the options for one (1) year after the date of termination of employment. If the holder is terminated for cause, such options terminate immediately.

        In 2004, the only grants of options to named Executive Officers were made in favour of Mr. Goldman, Mr. Faure and Mr. Bertrand, as set out in the “Option Grants” table found on page 14 of this circular. Note that in the first quarter of 2005, Messrs Goldman, Faure, and Bertrand voluntarily withdrew their entitlement to options granted on Novemeber 2, 2004 and these options were cancelled.

        Compensation of the Chief Executive Officer and President

        Prior to January 12, 2004, the Chairman and CEO of the Corporation was David Goldman who is now Executive Chairman. On January 12, 2004, Guy Fauré was appointed President and Chief Executive Officer of the Corporation. On August 12th, 2004, the Corporation amended the employment arrangement of the President and CEO. As a result, should there be a change of control in the Corporation, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment with reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        The President and Chief Executive Officer’s compensation is considered and determined by the Nominating, Human Resource and Governance Committee. The Chief Executive Officer and President does not participate in the Committee’s decisions relating to his Compensation.

        The aggregate compensation of the Chief Executive Officer and President consists of three components: base salary, annual cash, bonus and equity incentives. The Committee strives to balance the compensation amongst these three components.

        In 2004, Mr. Fauré’s base salary was $167,083 and he received a bonus of $147,097 based upon corporate performance. He also received taxable benefits of $496,295 related to exercised options. In establishing the Chief Executive Officer and President’s salary, the Human Resources, Nominating and Governance Committee assesses his overall performance as well as the publicly disclosed compensation of chief executive officers of companies in the internet and telecommunications sectors, taking into account the Corporation’s revenues, profitability and market capitalization. The Human Resources, Nominating and Governance Committee considers the bonus provided to senior officers based on the achievement of certain objectives, namely operating results, budget expectations and financial performance.

        Conclusion

        By way of application of the Corporation’s executive compensation policy, executive compensation is linked to corporate and individual performance, as well as stock performance and long-term results. The Human Resources, Nominating and Governance Committee continuously reviews the various executive compensation components to ensure that they maintain their competitiveness in the industry and continue to focus on the Corporation’s objectives, values and business strategies.

        Depending on specific circumstances, the Nominating, Human Resource and Governance Committee may also recommend employment terms and conditions that deviate from the above described policies. Consequently, the Corporation or its subsidiaries may enter into employment or management contracts on a case by case basis.

        For the Nominating, Human Resource and Governance Committee.

Claude Forget
David Goldman
Irwin Kramer
David Schwartz

STATEMENT OF EXECUTIVE COMPENSATION

        The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Corporation and its affiliates for the fiscal years ended December 31, 2002, 2003 and 2004 to:

(i)	the Chief Executive Officer;

(ii)	the Chief Financial Officer;

(iii)	each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of December 31, 2004 and whose total salary and bonus exceeded CA$150,000; and

(iv)	such other individuals for whom the foregoing disclosure would have been made but for the fact that such individual was not an officer of the Corporation at the end of December 31, 2004, (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

        Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.

		Annual Compensation

Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $ (Taxable Benefits Related to Exercised Options)

Guy Fauré	2004	167,083	147,097	496,295
President & CEO	2003	146,840	136,811	42,825
	2002	124,262	53,433	Nil

David Goldman	2004	Nil	Nil	718,352
Executive Chairman	2003	Nil	Nil	67,125
	2002	Nil	Nil	Nil

Daniel Bertrand	2004	119,841	62,752	172,128
Executive Vice-President	2003	100,281	49,769	49,600
and Chief Financial Officer	2002	79,655	23,196	Nil

Patrick Hopf	2004	94,689	39,792	88,261
VP of Business Development

		Long Term Compensation				All Other Compensation

		Awards			Payouts	U.S.$

Name and Principal Occupation	Year	Securities Under Options #		Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts $

Guy Fauré	2004	75,000	3	Nil	Nil	Nil
President & CEO	2003	69,000		Nil	Nil	Nil
	2002	Nil		Nil	Nil	Nil

David Goldman	2004	75,000	3	Nil	Nil	159,573	1
Executive Chairman	2003	54,000		Nil	Nil	130,222	1
	2002	25,000		Nil	Nil	96,685	1

Daniel Bertrand	2004	50,000	3	Nil	Nil	Nil
Executive Vice-President	2003	39,000		Nil	Nil	Nil
and Chief Financial Officer	2002	20,000		Nil	Nil	Nil

Patrick Hopf2	2004	Nil		Nil	Nil	Nil
VP of Business Development

1	The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, entered into a consulting agreement pursuant to which David Goldman provides his services to the Company. In addition, as part of the compensation paid to David Goldman, the Company agreed to grant him options to acquire Common Shares of the Company.

2	Appointed officer of the Company in January 2004.

3	In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily withdrew their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT

        The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation. All sums mentioned herein are in U.S. Dollars.

        On July 8, 1999, Daniel Bertrand, Executive Vice-President and Chief Financial Officer of the Company entered into an employment agreement with the Company. Pursuant to the terms and conditions of his employment agreement, Mr. Bertrand is paid an annual salary of CA$165,000. Mr. Bertrand is also entitled to a bonus ranging from a minimum of 20% of his base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Bertrand is also entitled to receive stock options.

        On August 12, 2004, the Corporation amended the employment arrangement of the Executive Vice-President and CFO. As a result, should there be a change of control in the Corporation, Daniel Bertrand will receive a lump sum payment equal to the greater of the past 18 months consulting payments, or CA$225,000 if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        On September 10, 2001, Guy Fauré, entered into an employment agreement with Mamma.com Enterprises Inc. Pursuant to the terms and conditions of this employment agreement, Mr. Fauré is entitled to an annual salary of CA$242,000 and an annual bonus ranging from a minimum of 35% of base salary for meeting minimum financial and individual performance levels, to a maximum of 95% for far exceeding expected performance levels. Mr. Fauré is also entitled to receive stock options.

        On August 12, 2004, the Corporation amended the employment arrangement of the President and CEO. As a result, should there be a change of control in the Corporation, Guy Fauré will be entitled to a lump sum payment equal to two times his annual base salary if he:

(i)	is terminated;

(ii)	does not accept a relocation outside of the greater Montreal area;

(iii)	does not accept an offer of employment at reduced levels of responsibility; or

(iv)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        David Goldman was Chairman and CEO of the Company until January 12, 2004 when he became the Executive Chairman of the Company. On August 12, 2004, the Corporation amended the employment arrangement of the Executive Chairman. As a result, should there be a change of control in the Corporation, Dave Goldman Advisors Inc. will receive a lump sum payment equal to the greater of the past 24 months consulting payments or CA$300,000 if he:

(iv)	is terminated;

(v)	does not accept a relocation outside of the greater Montreal area;

(vi)	does not accept an offer of employment with reduced levels of responsibility; or

(vii)	does not accept an offer of compensation (including performance/incentive plan targets and long-term compensation) which is less than his current level.

        Prior to January 12, 2004, the Chairman and CEO of the Corporation was David Goldman. During the year ended 2003, Mr. Goldman was not paid any salary or benefits by the Corporation but rather was rewarded solely through the granting of stock options which are awarded at the discretion of the Nominating, Human Resource and Governance Committee. This position was not considered as a full time position and therefore the level of this award was based solely on the overall achievements and performance of the Corporation.

        The Company has a consulting agreement with David Goldman through Dave Goldman Advisors Ltd. for consulting services rendered. This company was remunerated for services rendered on an hourly rate of CA$200. These consulting arrangements may be terminated on sixty (60) days notice by either party.

        There are no service contracts in place between the directors of the Company and the Company or any of its subsidiaries, save and except for the agreements between the Company and Dave Goldman Advisors Ltd., pursuant to which David Goldman, the Executive Chairman of the Company, provides his services to the Company.

        On January 12, 2004, the Corporation appointed three new officers. Patrick Hopf, Vice-President-Business Development, is paid an annual salary of CA$125,000. Mr. Hopf is also entitled to a bonus ranging from a minimum of 25% of base salary for meeting minimum financial and individual performance levels, to a maximum of 62% for far exceeding expected performance levels. Mr. Hopf is also entitled to receive stock options. Patrick Gagné, Vice-President-Sales, is paid an annual salary of CA$97,000. Mr. Gagné is also entitled to a bonus ranging from a minimum of 25% of base salary for meeting minimum financial and individual performance levels, to a maximum of 60% for far exceeding expected performance levels. Mr. Gagné is also entitled to receive stock options. Joel Lamantia, Vice-President-Operations, is paid an annual salary of CA$87,000. Mr. Lamantia is also entitled to a bonus ranging from a minimum of 10% of base salary for meeting minimum financial and individual performance levels, to a maximum of 21% for far exceeding expected performance levels. Mr. Lamantia is also entitled to receive stock options.

SHAREHOLDER RETURN PERFORMANCE GRAPH

        The graph below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s common shares against the cumulative total shareholder return of The NASDAQ Composite Index for the five-year period commencing December 31, 1999 and ending December 31, 2004.*

2000	2001	2002	2003	2004

	2000	2001	2002	2003	2004

Mamma	8	4	2	6	12

NASDAQ	61	48	33	49	53

*	The above graph assumes an initial investment in The NASDAQ Composite Index and in the Corporation’s common shares of $100 as of December 31, 1999, as well as the reinvestment of all subsequent dividends, if any. All prices for the The NASDAQ Composite Index and the Corporation’s common shares were obtained from The NASDAQ Stock Market.

STOCK OPTION PLAN

        In 1999, the Corporation adopted a new stock option plan (the “Plan”), replacing all previous stock option plans of the Corporation, to provide eligible officers, directors, employees and consultants of the Corporation and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Corporation’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding 10 years. The exercise price of the options may not be less than the market price of the Corporation’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Corporation (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within 3 months and disability in which event they are exercisable within one year).

        The Plan, which was approved by shareholders on June 30, 1999, and subsequently amended as approved by shareholders on June 20, 2000 and May 23, 2002, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 1,000,000 common shares. The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Corporation reserved for options to optionees or issued to optionees within any one year period shall not exceed 15% of the outstanding common shares of the Corporation, and (ii) at no time may any optionee hold more than 5% of the outstanding common shares of the Corporation under option.

        The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Corporation pursuant to the Plan for the financial year ended December 31, 2004.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Names	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Average Exercise or Base Price (U.S. $/Security)	Average Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

David Goldman	75,000	24.5	7.08	7.08	November 2, 2009

Guy Fauré	75,000	24.5	7.08	7.08	November 2, 2009

Daniel Bertrand	50,000	16.4	7.08	7.08	November 2, 2009

        In February 2005, David Goldman, Guy Fauré and Daniel Bertrand voluntarily withdrew their entitlement to options granted on November 2, 2004 (expiring November 2, 2009) and the options were cancelled.

        The following table discloses the exercise of options to purchase or acquire common shares of the Corporation by the Named Executive Officers during the financial year ended December 31, 2004.

AGGREGATE OPTIONS EXERCISED DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable/Unexercisable

David Goldman	70,000	101,320	8,083 / 110,917	28,097 / 640,893

Guy Fauré	57,500	90,395	15,583 / 120,917	47,372 / 666,593

Daniel Bertrand	20,000	37,780	3,500 / 75,500	12,530 / 427,220

Patrick Hopf	11,511	18,681	1,625 / 10,709	5,818 / 27,519

OPTION AND SAR REPRICING

No options were repriced during the year ended December 31, 2004.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans	295,000	$7.08	538,666
approved by securityholders

Equity compensation plans	NIL	NIL	NIL
not approved by
securityholders

Total	295,000	$7.08	538,666

        Note: On November 2, 2004, a total of 295,000 options were awarded to directors and officers at an exercise price of $7.08. In February 2005, all of the individuals awarded these options voluntarily withdrew their entitlement to these options and the 295,000 options were cancelled.

COMPENSATION OF DIRECTORS

        During the fiscal year ended December 31, 2004, directors were each paid $2,500 quarterly for the first two quarters and $5,000 quarterly for the last two quarters, as well as $1,000 per Board meeting attended. Effective July 1, 2004 the Chair of the Board received $10,000/annum and the Chair of the Audit Committee received a payment increase from $4,000/annum to $8,000/annum. The directors received a combined fee of $1,000 for attending board and committee meetings on the same day. The directors received no fees for teleconference board meetings nor the signing of any resolution of directors or documents on half of the Company. Effective April 1, 2005, director compensation was revised as follows: directors receive $6,250 quarterly, the Chair of the Board receives a payment of $12,500/annum, the Chair of the Audit Committee receives a payment of $10,000/annum, and the Chair of the Nominating, Human Resources and Governance Committee receives a payment of $5,000/annum. IN addition to payment of $1,000 for attending board and committee meetings on the same day, effective April 1, 2005, members of the Audit and Nominating, Human Resources and Governance committees receive a $1,000 payment if a committee meeting is held on a day other the day of a board meeting and, if a board meeting is held via teleconference, directors receive a payment of $500.

        Robert Raich was a director of the Corporation until March 11, 2005 and is a partner of Spiegel Sohmer, a general partnership of attorneys. The Corporation pays fees to Spiegel Sohmer for legal services rendered.

DIRECTORS AND OFFICERS INSURANCE

        The Corporation has purchased liability insurance in the name of each director and officer of the Corporation. The present insurance policy provides coverage for the directors and officers of the Corporation for liability up to $10,000,000 and expires on March 28, 2006. In addition to this coverage, a supplemental $5,000,000 policy was subscribed for Directors and Officers on March 28, 2006 effective for twelve months.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        During the most recently completed financial year, none of the directors and executive officers of the Corporation and none of the management nominees for election as a director nor any associate of the foregoing is, or was at any time since the beginning of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        Other than the transactions referred to in this Circular, there have been no transactions since the beginning of the Corporation’s last completed financial year, nor any proposed transactions, which have materially affected or would materially affect the Corporation, in which there is a direct or indirect interest by any director or senior officer of the Corporation, any proposed management nominee for election as a director of the Corporation, any person or company that owns of record, or is known by the Corporation to own beneficially, directly or indirectly, more than 10 percent of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing persons or companies.

MANAGEMENT CONTRACTS

        The Company has a consulting agreement with Dave Goldman Advisors Ltd., 499 Fairlawn Ave., Toronto, ON for consulting services provided by David Goldman. Effective January 1, 2005, Dave Goldman Advisors Ltd. was remunerated for services rendered at an hourly rate of CA$250 plus expenses incurred. These consulting arrangements may be terminated on sixty (60) days notice by either party.

GENERAL

        A copy of the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2004 and the auditors’ report thereon is included with the Annual Report accompanying these materials.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation may be obtained on SEDAR at www.sedar.com. Security holders may contact the Corporation at 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, H2Y 1S1, attention Chief Financial Officer, to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended December 31, 2004.

BOARD APPROVAL

        The contents and the sending of this Circular have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD

Montreal, Quebec	DAVID GOLDMAN
May 12, 2005	Executive Chairman

Appendix “A”

MAMMA.COM INC.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
H2Y 1S1

CHANGE OF AUDITOR NOTICE

TAKE NOTICE THAT, effective February 15, 2005, PricewaterhouseCoopers LLP (the “Former Auditor”) terminated its role as auditor of Mamma.com Inc. (the “Corporation”) as the Corporation and PricewaterhouseCoopers LLP were unable to reach an agreement on the terms of the audit engagement for the year ended December 31, 2004.

TAKE FURTHER NOTICE THAT:

1.

There have been no reservations in the Auditor’s reports on the Corporation’s financial statements for the two (2) most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued.

2.

In the opinion of the Corporation, as at the date hereof, there have been no reportable events in connection with the audits of the two (2) most recently completed fiscal years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued, other that the following unresolved issue:

Earlier in the first quarter of fiscal 2005, an independent committee of the Board of Directors of the Corporation initiated, at the request of the Former Auditor, an investigation into certain rumours and market speculation concerning alleged related party transactions. In the Former Auditor’s opinion, if the results of the investigation give merit to these rumours and market speculation there could be a material impact on the Corporation’s financial statements for previous years. At the time that the Former Auditor notified the Corporation that it was terminating its role as Auditor, the investigation had not been concluded. For further information regarding this issue, please refer to the Corporation’s recent public disclosure.

3.	The Audit Committee of the Board of Directors of the Corporation discussed the unresolved issue described above with the Former Auditor.

4.	The Corporation authorized the Former Auditor to respond fully to inquiries by any successor auditor concerning the unresolved issue.

5.

Effective March 18, 2005 RSM Richter LLP (the “Successor Auditor”) was appointed (the “Appointment”) the successor auditor of the Corporation to fill the vacancy created by the Former Auditor’s resignation.

6.	The Resignation and Appointment was approved by the Audit Committee and the Board of Directors.

        DATED this 22nd day of March, 2005.

MAMMA.COM INC.

Per: /s/ Guy Fauré
-------------------------------------
Name: Guy Fauré
Title: President and CEO

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205-5000
Facsimile +1 (514) 205-5675

To: The Applicable Securities Regulatory Authorities

We have read the statements made by Mamma.com Inc. in the attached copy of Change of Auditor Notice dated March 22, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We confirm that our original response letter dated March 1, 2005 does not need to be updated.

PricewaterhouseCoopers LLP
Montreal, Quebec
March 23, 2005

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205-5000
Facsimile +1 (514) 205-5675
Direct Tel. (514) 205-5262

To: The Applicable Securities Regulatory Authorities

We have read the statements made by Mamma.com Inc. in the attached copy of Change of Auditor Notice dated February 25, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated February 25, 2005.

PricewaterhouseCoopers LLP
Montreal, Quebec
March 1, 2005

March 22, 2005

Ontario Securities Commission

Re:   Notice of Change of Auditors
         Mamma.com Inc.

Dear Sirs/Madams,

We have read the notice of change of auditors of Mamma.com Inc. dated March 22, 2005, and confirm our agreement, based on our knowledge at this date, with the information contained in that notice as it pertains to the successor auditor.

Yours very truly,

Chartered Accountants

Montréal, Quebec
March 22, 2005